EXECUTED COPY

FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
SEP 4 - 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 4, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

(Exact name of Registrant as specified in its charter)

PROCESSED
SEP 0 5 2002
THOMSON
FINANCIAL

TELESP HOLDING COMPANY

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima, 3729 10° andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

TABLE OF CONTENTS

Item 1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Quarterly Information for the Six-month Period Ended June 30, 2002 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders and Management of
Telecomunicações de São Paulo S.A. - Telesp
São Paulo - SP

1. We have made a special review on the accompanying quarterly information, Company and consolidated, of Telecomunicações de São Paulo S.A. - Telesp and its subsidiaries, consisting of the balance sheets as of June 30, 2002, the statements of income for the quarter and semester then ended and the related comments on consolidated performance and other information deemed relevant, all expressed in Brazilian reais and prepared in accordance with accounting practices emanating from Brazilian corporate law under the responsibility of the Companies' management.

2. Our review was conducted in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have significant effects on the financial position and operations of the Companies.

3. Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law, and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4. The balance sheets, Company and consolidated, as of March 31, 2002, presented for comparative purposes, were reviewed by us and our report, dated May 3, 2002, was issued without qualification. The statements of income, Company and consolidated, for the quarter and semester ended June 30, 2001, presented for comparative purposes, were reviewed by other independent public accountants, whose report, dated July 18, 2001, did not contain qualifications.

5. These financial statements and information have been translated into English for the convenience of the readers only.

São Paulo, July 24, 2002

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

José Domingos do Prado
Partner Responsible

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2002
(All amounts in thousands of Brazilian reais)
(Unaudited)

	Company		Consolidated	
ASSETS	06.30.02	03.31.02	06.30.02	03.31.02
CURRENT ASSETS	3.616.606	3.623.377	3.679.046	3.683.286
Cash and cash equivalents	118.955	128.241	125.766	131.332
Trade accounts receivable, net	1.862.155	1.890.473	1.888.536	1.916.268
Deferred and recoverable taxes	868.424	1.060.906	879.217	1.072.603
Other recoverable amounts	60.979	61.968	61.548	62.491
Loans and marketable securities	2.582	2.102	2.582	2.102
Inventories	395.475	401.121	414.127	420.678
Prepaid expenses	54.228	63.203	54.256	63.234
Receivable from related parties	3	659	3	659
Other	253.805	14.704	253.011	13.919
NONCURRENT ASSETS	1.281.404	1.237.860	1.286.920	1.244.534
Deferred and recoverable taxes	863.822	863.731	871.119	871.572
Loans and marketable securities	29.502	28.962	29.502	28.962
Other recoverable amounts	176.384	171.416	176.409	171.440
Amounts for capitalization	92.086	84.905	92.086	84.905
Other	119.610	88.846	117.804	87.655
PERMANENT ASSETS	17.401.037	17.578.221	17.332.864	17.513.093
Investments	234.572	209.616	163.339	141.456
Property, plant and equipment, net	16.977.173	17.169.454	16.980.233	17.172.486
Deferred charges	189.292	199.151	189.292	199.151
TOTAL ASSETS	22.299.047	22.439.458	22.298.830	22.440.913

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF JUNE 30 AND MARCH 31, 2002
(All amounts in thousands of Brazilian reais)
(Unaudited)

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	06.30.02	03.31.02	06.30.02	03.31.02
CURRENT LIABILITIES	5.177.825	5.595.179	5.184.008	5.602.712
Payroll and related charges	112.948	103.535	113.252	103.858
Accounts payable and accrued expenses	851.179	937.466	853.719	940.878
Taxes payable	522.551	641.682	525.465	645.307
Profit participation	1.113.275	1.091.257	1.113.449	1.091.366
Loans and financing	2.352.342	2.350.801	2.352.342	2.350.801
Reserve for contingencies	22.917	20.938	22.917	20.938
Payable to related parties	154.418	51.659	154.418	51.659
Other	48.195	397.841	48.446	397.905
LONG-TERM LIABILITIES	2.023.610	1.930.738	2.017.210	1.924.660
Deferred income taxes	40.164	41.968	40.191	41.995
Loans and financing	1.392.078	1.237.769	1.392.078	1.237.769
Reserve for contingencies	413.663	397.894	413.663	397.894
Payable to related parties	9.006	84.021	2.579	77.916
Other	168.699	169.086	168.699	169.086
SHAREHOLDERS' EQUITY	15.095.986	14.911.915	15.095.986	14.911.915
Capital	5.978.074	5.640.184	5.978.074	5.640.184
Capital reserves	2.743.654	2.743.651	2.743.654	2.743.651
Profit reserves	426.582	763.551	426.582	763.551
Retained earnings	5.947.676	5.764.529	5.947.676	5.764.529
FUNDS FOR CAPITALIZATION	1.626	1.626	1.626	1.626
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	22.299.047	22.439.458	22.298.830	22.440.913

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2002 AND 2001
(All amounts in thousands of Brazilian reais, unless otherwise indicated)
(Unaudited)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE	3.218.367	2.976.142	3.236.987	2.995.209
Telecommunication services/sales revenue	3.218.367	2.976.142	3.236.987	2.995.209
Revenue deductions	(837.835)	(775.584)	(840.092)	(779.480)
NET OPERATING REVENUE	2.380.532	2.200.558	2.396.895	2.215.729
Cost of services provided and of sales	(1.367.597)	(1.195.830)	(1.374.293)	(1.207.706)
GROSS PROFIT	1.012.935	1.004.728	1.022.602	1.008.023
OPERATING EXPENSE	(477.343)	(457.261)	(485.852)	(464.418)
Selling	(231.284)	(228.850)	(235.415)	(236.685)
General and administrative	(218.315)	(178.600)	(220.032)	(188.670)
Gain (Loss) on investments accounted for by equity method	10.877	(11.146)	8.116	2.043
Other, net	(38.621)	(38.665)	(38.521)	(41.106)
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	535.592	547.467	536.750	543.605
Financial expenses, net	(251.713)	(81.960)	(251.683)	(84.483)
INCOME FROM OPERATIONS	283.879	465.507	285.067	459.122
Nonoperating income (expense)	11.381	(2.359)	11.381	(2.346)
INCOME BEFORE TAXES AND PROFIT SHARING	295.260	463.148	296.448	456.776
Income and social contribution taxes	(92.016)	(154.293)	(93.114)	(147.500)
Employees' profit sharing	(20.097)	(18.402)	(20.187)	(18.823)
NET INCOME	183.147	290.453	183.147	290.453
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493.665.346	493.665.346		
EARNINGS PER THOUSAND SHARES - R$	0,00037	0,00059		

The accompanying notes are an integral part of these statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001
(All amounts in thousands of Brazilian reais, unless otherwise indicated)
(Unaudited)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE	6.381.882	5.675.076	6.418.802	5.714.396
Telecommunication services/sales revenue	6.381.882	5.675.076	6.418.802	5.714.396
Revenue deductions	(1.663.539)	(1.461.497)	(1.668.212)	(1.468.963)
NET OPERATING REVENUE	4.718.343	4.213.579	4.750.590	4.245.433
Cost of services provided and of sales	(2.711.349)	(2.346.672)	(2.725.753)	(2.368.257)
GROSS PROFIT	2.006.994	1.866.907	2.024.837	1.877.176
OPERATING EXPENSE	(951.933)	(828.086)	(965.609)	(839.144)
Selling	(455.733)	(368.716)	(460.928)	(379.213)
General and administrative	(410.317)	(356.879)	(415.394)	(370.003)
Gain (Loss) on investments accounted for by equity method	9.351	(10.448)	7.364	3.264
Other, net	(95.234)	(92.043)	(96.651)	(93.192)
INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	1.055.061	1.038.821	1.059.228	1.038.032
Financial expenses, net	(403.420)	(154.699)	(403.377)	(160.114)
INCOME FROM OPERATIONS	651.641	884.122	655.851	877.918
Nonoperating income (expense)	4.650	(5.410)	4.650	(5.397)
INCOME BEFORE TAXES AND PROFIT SHARING	656.291	878.712	660.501	872.521
Income and social contribution taxes	(205.757)	(283.399)	(209.865)	(276.335)
Employees' profit sharing	(55.270)	(62.828)	(55.372)	(63.701)
NET INCOME	395.264	532.485	395.264	532.485
NUMBER OF SHARES OUTSTANDING AT THE BALANCE SHEET DATE (IN THOUSANDS)	493.665.346	493.665.346		
EARNINGS PER THOUSAND SHARES - R$	0.00080	0,00108		

The accompanying notes are an integral part of these statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002
(All amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS AND BACKGROUND

a) Formation of the Company, its Controlling Shareholders and Corporate Restructuring

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - "TelespPar"), denominated as the "Company" or "Telesp", was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of TELEBRÁS.

On July 29, 1998, the Federal government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A. - Telesp and Companhia Telefônica da Borda do Campo - CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A. - TBS, a consortium controlled by Telefónica Internacional S.A. - TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar's controlling shares. On November 30, 1999, as previously approved by ANATEL, the Brazilian telecommunication regulatory authority, TelespPar's restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A. - Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts - BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, on March 31, 2002, Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission - SEC, in the United States of America, and its American Depositary Shares - ADSs, level II, are traded on the New York Stock Exchange - NYSE.

b) The Telecommunications Services Subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal government concession, which will expire on December 31, 2005, renewable for another period of 20 years.

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed; its business is to provide technical assistance services, internal telecommunication network installation and maintenance, as well as the sale and rental of telephone equipment and sets.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A. - Ceterp ("Ceterp"), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company's net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by CVM.

Consolidated Financial Statements

Include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions among the consolidated companies were eliminated in consolidation.

3. PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the individual and consolidated interim financial statements as of June 30, 2002 are consistent with those applied in the preparation of the annual financial statements as of and for the year ended December 31, 2001.

4. OPERATING REVENUE, NET

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Monthly charges	1,800,389	1,410,683	1,800,389	1,
Installation	50,194	135,148	50,194	135,
Local service	1,269,660	1,152,974	1,269,660	1,
Domestic long distance	2,010,258	1,773,092	2,010,258	1,
Intraregional	645,671	574,610	645,671	574,
Interregional	1,364,587	1,198,482	1,364,587	1,
International long distance	4,838	-	4,838	-
Use of network	641,917	667,009	641,917	667,
Public telephone	95,604	94,757	95,604	94,
Business communication	210,071	171,294	210,071	171,
Sales	-	-	13,892	28,
Other	298,951	270,119	321,979	281,
Gross operating revenue	6,381,882	5,675,076	6,418,802	5,
Taxes on gross revenue	(1,656,649)	(1,441,227)	(1,661,322)	(1,
Discounts	(6,890)	(20,270)	(6,890)	(20,

Net operating revenue	4,718,343	4,213,579	4,750,590	4,

On June 21, 2001, through Notices No. 17,149 and No. 17,150, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), according to criteria established in the local and domestic long-distance concession contracts, effective June 24, 2001. The local basic plan had an average increase of 10.4%, including a productivity gain of 0.41%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 7.75%, including a productivity gain of 2.8%, as established in the concession contract. The net amounts of other STFC services and products were adjusted by 10.9% on average.

5. COST OF SERVICES PROVIDED AND OF SALES

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Depreciation and amortization	1,304,628	1,012,190	1,304,628	1,012,190
Personnel	131,612	119,930	132,210	121,032
Materials	19,654	30,410	19,705	30,494
Network interconnection	916,679	773,671	916,679	773,671
Outside services	260,831	327,673	268,020	332,975
Products sold	-	-	6,278	15,083
Other	77,945	82,798	78,233	82,812
Total	2,711,349	2,346,672	2,725,753	2,368,257

6. OTHER OPERATING (EXPENSE) INCOME, NET

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Income	112,856	112,071	111,735	111,287
Technical and administrative services	17,968	8,210	16,132	4,691
Income from supplies	13,626	12,128	13,649	12,128
Dividends	265	1,853	885	1,853
Fines on telecommunication services	36,023	47,617	36,070	47,617
Recovered expenses	15,212	7,825	15,228	10,560
Reversal of reserve for contingencies	3,042	4,134	3,042	4,134
Other	26,720	30,304	26,729	30,304
Expenses	(208,090)	(204,114)	(208,386)	(204,479)
Supplies	(25,762)	(2,527)	(25,767)	(2,550)
Goodwill amortization - Ceterp	(16,022)	(16,022)	(16,022)	(16,022)
Donations and sponsorships	(10,541)	(3,430)	(10,556)	(3,430)
Taxes (other than on income)	(64,306)	(47,446)	(64,378)	(47,788)
Provision for contingencies	(31,254)	(52,293)	(31,254)	(52,293)
Commissions on voice and data communication services (*)	(54,908)	(31,728)	(54,908)	(31,728)
Other	(5,297)	(50,668)	(5,501)	(50,668)
Net	(95,234)	(92,043)	(96,651)	(93,192)

(*) Commissions to Telefônica Empresas S.A. (see Note 28).

7. FINANCIAL INCOME (EXPENSE), NET

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Financial income	665,358	360,323	668,173	366,620
Income from temporary cash investments	11,811	870	11,836	872
Gains on derivative operations	587,733	308,775	590,252	315,056
Interest	46,033	32,292	46,248	32,306
Monetary/Exchange variations	10,207	5,542	10,207	5,542
Other	9,574	12,844	9,630	12,844
Financial expenses	(1,068,778)	(515,022)	(1,071,550)	(526,734)
Interest	(153,734)	(126,944)	(154,061)	(129,186)
Losses on derivative operations	(129,163)	(1,952)	(130,429)	(1,952)
Expenses on financial transactions	(28,371)	(25,766)	(28,682)	(26,057)
Monetary/Exchange variations	(757,510)	(360,360)	(758,378)	(369,539)
Net	(403,420)	(154,699)	(403,377)	(160,114)

8. NONOPERATING INCOME (EXPENSE), NET

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Income	55,834	16,472	55,834	16,485
Proceeds from sale of permanent assets	35,724	3,045	35,724	3,045
Sale of investment	-	248	-	248
Fines	4,370	11,396	4,370	11,409
Recovery of State VAT credits from 1997	7,556	-	7,556	-
Taxes collected in excess and/or in duplicate	8,103	-	8,103	-
Other	81	1,783	81	1,783
Expenses	(51,184)	(21,882)	(51,184)	(21,882)
Cost of permanent asset disposals	(50,481)	(21,433)	(50,481)	(21,433)
Other	(703)	(449)	(703)	(449)
Net	4,650	(5,410)	4,650	(5,397)

9. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Income and social contribution tax expenses:

	Six-month periods ended June 30			
	Company		Consolidated	
	2002	2001	2002	2001
Social contribution tax expense	(54,455)	(75,410)	(55,546)	(73,540)
Income tax expense	(151,302)	(207,989)	(154,319)	(202,795)
Total	(205,757)	(283,399)	(209,865)	(276,335)

10. CASH AND CASH EQUIVALENTS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Cash and banks	2,736	2,487	5,995	5,578
Temporary cash investments	116,219	125,754	119,771	125,754
Total	118,955	128,241	125,766	131,332

11. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Unbilled	710,901	710,648	710,901	710,648
Billed	1,511,828	1,512,442	1,546,998	1,545,473
Gross accounts receivable	2,222,729	2,223,090	2,257,899	2,256,121
Allowance for doubtful accounts	(360,574)	(332,617)	(369,363)	(339,853)
Total	1,862,155	1,890,473	1,888,536	1,916,268
Current	1,252,477	1,280,608	1,287,647	1,313,639
Past due - 1 to 30 days	311,397	322,708	311,397	322,708
Past due - 31 to 60 days	97,904	97,978	97,904	97,978
Past due - 61 to 90 days	49,059	66,882	49,059	66,882
Past due - 91 to 120 days	26,053	33,085	26,053	33,085
Past due - more than 120 days	485,839	421,829	485,839	421,829
Total	2,222,729	2,223,090	2,257,899	2,256,121

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A. - Embratel (long-distance operator). In August 2001, an agreement was reached between the parties, defining an arbitration process to be concluded during 2002. Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of June 30, 2002.

The collection of services rendered after the due dates, according to ANATEL Resolution No. 85 of December 30, 1998, in analysis by the Company, should be negotiated between the service provider and the subscribers.

12. DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Tax withheld at source	23,767	132,502	24,091	132,826
Prepaid income tax	135,538	111,387	138,465	114,218
Prepaid social contribution tax	38,638	73,878	38,933	73,942
Deferred taxes	1,201,212	1,274,016	1,212,511	1,285,152
Income tax loss credits	194,195	137,590	199,561	143,355
Social contribution tax loss credits	69,826	49,306	71,758	51,382
Tax credits from corporate restructuring	619,099	687,001	619,099	687,001
Reserve for contingencies	115,833	109,797	115,832	109,797
Post-retirement benefit plans	47,579	47,579	47,579	47,579
Other temporary differences	154,680	242,743	158,682	246,038
State VAT	333,091	332,854	335,098	336,761
Other	-	-	1,238	1,276
Total	1,732,246	1,924,637	1,750,336	1,944,175
Current	868,424	1,060,906	879,217	1,072,603
Noncurrent	863,822	863,731	871,119	871,572

Deferred Income and Social Contribution Tax Credits

The Company has assets of R$264,021, representing income and social contribution tax loss carryforwards of R$776,780 and R$775,844 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, the tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Therefore, to recover the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$2,589,267 and R$2,586,147, respectively.

Considering that the Company is amortizing goodwill on the acquisition of an investment (which became tax deductible upon the corporate restructuring in October 1999) and there is the possibility of deducting, for tax purposes, interest on capital as a return to the shareholders, based on internal analyses and projections approved by the Board of Directors, the expectation of generating taxable income in an amount sufficient to offset the tax losses is two and a half years.

The corporate restructuring was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company's future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company's corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated	
	06.30.02	03.31.02
Goodwill	1,863,955	2,063,664
Reserve	(1,244,856)	(1,376,663)
Net	619,099	687,001
Goodwill amortization	399,419	199,709
Reversal of reserve	(263,616)	(131,808)
Tax credit	(135,803)	(67,901)
Effect on income	-	-

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, had no effect on net income and, consequently, on the calculation basis for mandatory minimum dividends.

For a better presentation of the Company's financial position and results of operations in the financial statements, the net amount of R$619,099 (R$687,001 as of March 31, 2002) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$271,605 as of June 30 and March 31, 2002) and noncurrent assets (R$347,494 as of June 30, 2002 and R$415,396 as of March 31, 2002), under the caption "Deferred and recoverable taxes". Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

In July 2002, CVM Instruction No. 371 was published, which establishes cumulative conditions for accounting recognition and maintenance of deferred assets resulting from timing differences and tax loss carryforwards, as follows:

- Presentation of profitability history through the generation of taxable income in, at least, three out of the last five years, or the presentation of basic actions implemented for the future generation of taxable income.
- Presentation of the expectation for the future generation of taxable income, discounted to present value based on the estimated period of realization, supported by technical feasibility analysis, which allows the realization of deferred tax assets in a maximum period of ten years.

This instruction also determines that periodic analysis shall be made to support the maintenance of the recorded amounts.

Considering the existence of taxable income in four out of the last five years, and analyses and projections previously mentioned, the Company believes that the referred instruction will not have any impact on the reported deferred assets.

13. LOANS AND MARKETABLE SECURITIES

	Company/Consolidated	
	06.30.02	03.31.02
Loans denominated in foreign currency	4,881	3,979
Tax incentives, net of valuation allowance	20,771	20,771
Government securities	6,428	6,310
Other	4	4
Total	32,084	31,064
Current	2,582	2,102
Noncurrent	29,502	28,962

14. OTHER RECOVERABLE AMOUNTS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Advances to employees	16,708	11,895	16,752	11,927
Advances to suppliers	17,009	16,641	17,481	17,113
Escrow deposits	176,385	171,416	176,409	171,441
Other advances	24,776	24,933	24,776	24,933
Other	2,485	8,499	2,539	8,517
Total	237,363	233,384	237,957	233,931
Current	60,979	61,968	61,548	62,491
Noncurrent	176,384	171,416	176,409	171,440

15. INVENTORIES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Consumable materials	184,585	189,949	184,641	190,005
Resale items	226,284	226,269	244,880	245,770
Scrap	1,404	1,286	1,404	1,286
Public telephone prepaid cards	1,480	1,895	1,480	1,895
Allowance for reduction to market value	(18,278)	(18,278)	(18,278)	(18,278)
Total	395,475	401,121	414,127	420,678

16. OTHER ASSETS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Unrealized gains on derivative operations	228,732	-	228,732	-
Dividends receivable (*)	1,416	1,015	-	-
Other	23,657	13,689	24,279	13,919
Total	253,805	14,704	253,011	13,919

(*) Receivable from Aliança Atlântica Holding B.V.

17. INVESTMENTS

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
In subsidiaries carried under the equity method	142,440	117,484	15,827	9,600
Aliança Atlântica Holding B.V.	57,125	40,526	-	-
Assist Telefônica S.A.	69,488	67,358	-	-
Companhia AIX de Participações	15,827	9,600	15,827	9,600
Investments carried at cost	92,132	92,132	147,512	131,856
Portugal Telecom	75,362	75,362	130,742	115,086
Other companies	35,722	35,722	35,722	35,722
Other investments	3,360	3,360	3,360	3,360
Tax incentives	77,934	77,934	77,934	77,934
Allowance for losses	(100,246)	(100,246)	(100,246)	(100,246)
Total	234,572	209,616	163,339	141,456

The principal accounting information on the subsidiaries, as of June 30 and March 31, 2002, is as follows:

	06.30.02			03.31.02		
	Aliança Atlântica	Assist Telefônica	Companhia AIX (*)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Capital	112,980	94,000	74,000	81,041	94,000	30,000
Retained earnings (accumulated deficit)	1,270	(24,512)	(24,541)	10	(26,642)	-
Shareholders' equity	114,250	69,488	49,459	81,051	67,358	30,000
Number of subscribed shares	88,148	94,000	74,000	88,148	94,000	30,000
Number of unpaid shares	-	-	(9,886)	-	-	-
Number of paid-up shares	88,148	94,000	64,114	88,148	94,000	30,000
Number of shares owned	44,074	94,000	23,680	44,074	94,000	9,600
Ownership - common - %	50	100	32	50	100	32

(*) Balance sheet as of May 31, 2002.

The gain (loss) on investments accounted for by the equity method for the Company is as follows:

	Six-month periods ended June 30	
	2002	2001
Aliança Atlântica	15,852	3,272
Assist Telefônica	1,351	(13,720)
Companhia AIX de Participações	(7,852)	-
Total	9,351	(10,448)

As of June 30, 2001, the property accounts included amounts related to advances to Barramar S.A. for cable rights of way. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX de Participações, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represents the Company's portion.

The remaining net portion of R$84,905 is recorded as "Amounts for capitalization" in noncurrent assets, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totalling R$92,086 as of June 30, 2002.

On August 29, 2002, a new capital increase in the amount of R$44,000 was authorized, according to the 6th Minute of the Extraordinary Shareholders' Meeting; the Company's share is R$14,080.

18. PROPERTY, PLANT AND EQUIPMENT, NET

	Company						
		06.30.02			03.31.02		
	Annual depreciation rates - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		34,615,878	(18,621,015)	15,994,863	34,220,641	(17,964,842)	16,255,799
Switching and transmission equipment	12.50	14,200,256	(8,373,311)	5,826,945	14,024,702	(8,043,783)	5,980,919
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,763,578	(6,220,331)	4,543,247	10,656,010	(6,015,141)	4,640,869
Transmission equipment - modems	20.00	386,265	(88,503)	297,762	345,514	(69,844)	275,670
Underground and marine cables, poles and towers	5.00 to 6.67	364,798	(160,674)	204,124	364,161	(156,876)	207,285
Subscriber, public and booth equipment	12.50	1,445,126	(587,397)	857,729	1,387,840	(548,900)	838,940
Electronic data processing equipment	20.00	423,013	(276,414)	146,599	464,958	(297,224)	167,734
Buildings and underground cables	4.00	6,154,980	(2,653,701)	3,501,279	6,108,519	(2,593,941)	3,514,578
Vehicles	20.00	64,800	(57,229)	7,571	65,774	(57,059)	8,715
Land	-	239,325	-	239,325	239,341	-	239,341
Other assets	10.00 to 20.00	573,737	(203,455)	370,282	563,822	(182,074)	381,748
Construction in progress	-	982,310	-	982,310	913,655	-	913,655
Total		35,598,188	(18,621,015)	16,977,173	35,134,296	(17,964,842)	17,169,454
Average depreciation rates - %				10.50			10.46
Assets fully depreciated				7,881,624			7,573,252

	Consolidated						
		06.30.02			03.31.02		
	Annual depreciation rates - %	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		34,619,814	(18,621,891)	15,997,923	34,224,397	(17,965,566)	16,258,831
Switching and transmission equipment	12.50	14,200,256	(8,373,311)	5,826,945	14,024,702	(8,043,783)	5,980,919
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,765,287	(6,220,590)	4,544,697	10,657,562	(6,015,360)	4,642,202
Transmission equipment - modems	20.00	386,265	(88,503)	297,762	345,514	(69,844)	275,670
Underground and marine cables, poles and towers	5.00 to 6.67	364,798	(160,674)	204,124	364,161	(156,876)	207,285
Subscriber, public and booth equipment	12.50	1,445,131	(587,398)	857,733	1,387,844	(548,900)	838,944
Electronic data processing equipment	20.00	424,021	(276,722)	147,299	465,959	(297,482)	168,477
Buildings and underground cables	4.00	6,154,980	(2,653,701)	3,501,279	6,108,519	(2,593,941)	3,514,578
Vehicles	20.00	64,815	(57,230)	7,585	65,774	(57,059)	8,715
Land	-	239,325	-	239,325	239,341	-	239,341
Other assets	10.00 to 20.00	574,936	(203,762)	371,174	565,021	(182,321)	382,700
Construction in progress	-	982,310	-	982,310	913,655	-	913,655
Total		35,602,124	(18,621,891)	16,980,233	35,138,052	(17,965,566)	17,172,486
Average depreciation rates - %				10.50			10.46
Assets fully depreciated				7,881,624			7,573,252

19. DEFERRED CHARGES

	Company/Consolidated	
	06.30.02	03.31.02
Preoperating expenses	79,887	81,736
Cost	81,736	81,736
Accumulated amortization	(1,849)	-
Merged goodwill - Ceterp S.A.	109,405	117,415
Cost	187,951	187,951
Accumulated amortization	(78,546)	(70,536)
Total	189,292	199,151

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in June 2002, over a period of five years.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company's subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

20. PAYROLL AND RELATED CHARGES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Salaries and other compensation	18,950	21,595	19,060	21,626
Payroll charges	90,351	69,378	90,541	69,623
Benefits	3,647	12,562	3,651	12,609
Total	112,948	103,535	113,252	103,858

21. TAXES PAYABLE AND DEFERRED INCOME TAXES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Taxes on income:				
Income tax payable	88,506	170,362	89,919	170,850
Social contribution tax payable	31,861	62,790	32,373	62,967
Indirect taxes:				
Value-added taxes (State taxes)	390,948	397,508	391,256	399,658
Gross revenue taxes	38,233	39,188	38,416	39,425
Other	13,167	13,802	13,692	14,402
Total	562,715	683,650	565,656	687,302
Current	522,551	641,682	525,465	645,307
Long term	40,164	41,968	40,191	41,995

The long-term portion refers to income and social contribution taxes payable arising from special monetary restatement under Law No. 8,200/91.

22. PROFIT PARTICIPATION

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Interest on capital	1,052,847	1,050,940	1,052,847	1,050,940
Telefónica S.A.	214,619	214,619	214,619	214,619
Telefónica Internacional S.A.	350,766	350,766	350,766	350,766
SP Telecomunicações Holding S.A.	183,807	183,807	183,807	183,807
Tele Ibero Americana Ltda.	35,059	35,059	35,059	35,059
Minority shareholders	268,596	266,689	268,596	266,689
Dividends - minority shareholders	10,585	11,820	10,585	11,820
Employees' profit sharing	49,843	28,497	50,017	28,606
Total	1,113,275	1,091,257	1,113,449	1,091,366

23. LOANS AND FINANCING

Composition

	Currency	Annual interest rate - %	Maturity	Consolidated balance as of June 30, 2002 Current	Long term	Total
Mediocrédito	US$	1.75	2014	9,290	94,108	103,398
CIDA	CAN$	3.0	2005	466	828	1,294
Comtel	US$	10.75	2004	27,079	881,764	908,843
EDC III	US$	LIBOR + 1.0	2002	9,019	-	9,019
Loans from related companies (Note 28)				824,291	-	824,291
Other loans in foreign currency			Through 2004	1,482,197	415,378	1,897,575
Total				2,352,342	1,392,078	3,744,420

	Currency	Annual interest rate - %	Maturity	Consolidated balance as of March 31, 2002 Current	Long term	Total
Mediocrédito	US$	1.75	2014	7,220	76,877	84,097
CIDA	CAN$	3.0	2005	348	645	993
Comtel	US$	10.75	2004	2,973	720,316	723,289
EDC II	US$	LIBOR + 1.0	2002	14,081	-	14,081
EDC III	US$	LIBOR + 1.0	2002	14,863	-	14,863
Loans from related companies				1,034,009	-	1,034,009
Other loans in foreign currency			Through 2004	1,277,307	439,931	1,717,238
Total				2,350,801	1,237,769	3,588,570

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate - %	Consolidated balance as of June 30, 2002
Resolution No. 2,770	US$	3.55 to 14.75	655,948
Resolution No. 2,770	JPY	0.80 to 4.00	364,760
Resolution No. 4,131	US$	6.24 to 8.50	222,073
Resolution No. 4,131	US$	LIBOR + 1.00 to 3.13	119,464
Import financing	US$	4.26 to 9.47	51,267
Import financing	US$	LIBOR + 0.625 to 2.35	135,224
Debt assumption	US$	4.55 to 11.68	348,839
Total			1,897,575

	Currency	Annual interest rate - %	Consolidated balance as of March 31, 2002
Resolution No. 2,770	US$	3.55 to 11.20	597,847
Resolution No. 2,770	JPY	0.80 to 4.50	331,476
Resolution No. 4,131	US$	LIBOR + 1.00 to 8.50	277,742
Import financing	US$	LIBOR + 0.15 to 1.50	151,997
Debt assumption	US$	LIBOR + 0.50 to 11.68	358,176
Total			1,717,238

Loans and financing from Comtel and Mediocrédito, Company and consolidated, of R$908,843 as of June 30, 2002 (R$723,289 as of March 31, 2002) and R$103,398 as of June 30, 2002 (R$84,097 as of March 31, 2002) are guaranteed by Telebrás and the Federal government, respectively.

24. RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

	Company/Consolidated	
Nature	06.30.02	03.31.02
Labor	98,886	87,807
Tax	302,521	296,990
Civil	35,173	34,035
Total	436,580	418,832
Current	22,917	20,938
Long term	413,663	397,894

a) Labor Contingencies

The Company has various labor contingencies, with R$98,886 reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:	
Remote	655,458
Possible	210,078
Probable	98,886
Assist Telefônica:	
Remote	39
Total	964,461

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, relationship with employees of outsourced company, job hazard premium, retirement adjustment, among others.

b) Tax Contingencies

Regarding tax issues, the following aspects should be considered: (i) the possible existence of differences as regards the interpretation of the application of taxes to certain revenue accounts, (ii) recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition, (iii) the lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Risk	Amount
Remote	426,493
Possible	771,817
Probable	302,521
Total	1,500,831

The Company has reserved R$302,521 to cover probable losses. The principal legal proceedings for which an unfavorable outcome to the Company is considered as remote, possible or probable by Company management and its legal counsel are:

- Claims by the National Institute of Social Security (INSS), amounting to R$468,300, referring to:

  - Collection of the Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$306,000, not reserved by the Company.

- Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government's economic stabilization plans, "Plano Verão" and "Plano Bresser", amounting to approximately R$104,300. The Company has reserved an amount of R$18,700 for those claims where the loss is considered probable.

- Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization - INCRA, and Brazilian Mini and Small Company Supporting Agency - SEBRAE) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$58,000. The Company has reserved an amount of R$11,200 for those claims where the loss is considered probable.

- Claims by the Finance Secretary of the State of São Paulo, totaling R$537,400, referring to:

  - Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) supposedly due on international long-distance calls amounting to approximately R$129,300 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible, but not probable, risk, and to R$136,000 for the period from April 1998 to December 1999, considered as a remote risk.

  - Assessment, on February 29, 2000, demanding payment of the ICMS supposedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$220,000, considered as a remote risk, not reserved by the Company.

  - Litigation with the Secretary of Finance which is alleging a delay in the payment of State VAT, demanding monetary restatement and fines in the amount of R$24,300, which the Company has reserved.

  - Judicial proceeding by the Secretary of Finance referring to the anticipated advantage of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$27,800, for which the risk is considered possible but not probable; however, the Company maintained the reserve previously made by Ceterp.

- Litigation at the Federal and Municipal levels in the amount of R$249,580:

  - The Company filed an action challenging the expansion of the calculation base for taxes on revenue (COFINS and PIS) with the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers it as a probable loss, recording a reserve in the amount of R$101,800, in case the judicial interpretation does not prevail.

- FINSOCIAL, formerly COFINS, was a tax on gross operating revenues, originally created with a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged by the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal government made an assessment in the amount of R$18,100, which was considered as a possible, but not probable loss, not being reserved by the Company.

- The Company judicially contested the incidence of taxation regarding corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation could apply to services. The Company considers this as a probable loss, and has reserved the amount of R$119,900.

- In addition to the contingencies mentioned above, the Company has at the federal level an injunction in the amount of R$2,100, related to CPMF, and at the municipal level provisions related to IPTU (real estate tax) in the amount of R$680, both reserved by the Company.

- The city of São Paulo assessed the company, alleging supposed differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$7,000. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible, but not probable.

c) Civil Contingencies

Risk	Amount
Telesp:	
Remote	153,301
Possible	86,703
Probable	35,173
Assist Telefônica:	
Remote	15
Possible	13
Total	275,205

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$289,380.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel, not being attributed an amount to the possible risk, in the table above, because for these public civil class actions, in the hypothesis of loss, there is no way to estimate the loss for the Company; also, an amount equivalent to the amount of the litigation cannot be considered. In this situation, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation there are demands in which the Company is the plaintiff.

25. OTHER LIABILITIES

	Company		Consolidated	
	06.30.02	03.31.02	06.30.02	03.31.02
Post-retirement benefit plan accruals	144,178	144,178	144,178	144,178
Unrealized losses on derivative hedge operations	-	346,703	-	346,703
Other payables	72,716	76,046	72,967	76,110
Total	216,894	566,927	217,145	566,991
Current	48,195	397,841	48,446	397,905
Long term	168,699	169,086	168,699	169,086

26. SHAREHOLDERS' EQUITY

Capital

Capital as of June 30, 2002 is R$5,978,074 (R$5,640,184 as of March 31, 2002). Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:	
Common shares	165,322,469,526
Preferred shares	328,342,876,111
Total outstanding shares	493,665,345,637
Treasury shares:	
Common shares	719,366,993
Preferred shares	11,014,010
Total treasury shares	730,381,003
Total shares:	
Common shares	166,041,836,519
Preferred shares	328,353,890,121
Total	494,395,726,640
Book value per thousand shares outstanding - R$	30.58

Preferred shares are nonvoting but have priority in the redemption of capital and payment of noncumulative minimum dividends of 6% of capital.

27. POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social ("Sistel"). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 2% of the Company's employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 13.5% of payroll of employees covered by the plan, of which 12% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 98% of Telesp's employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants' individual accounts. Telesp is responsible for supporting the costs of all administrative expenses and plan maintenance, including participant's death and disability risks. The employees participating in the defined benefit plan (PBS Telesp) were granted the option of migrating to the Visão Telesp Plan. The Visão Telesp Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new employees. The Company's contributions to the Visão Telesp Plan are equal to the employees, varying from 0% to 7% of salary, based on the percentage chosen by the participant.

In the first semester of 2002, the Company made contributions to the PBS Telesp Plan of R$122 (R$122 in the first semester of 2001) and to the Visão Telesp Plan of R$9,890 (R$8,768 in the first semester of 2001).

As provided under CVM Resolution No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities as a direct charge to shareholders' equity as of December 31, 2001, net of related tax effects. Regarding the actuarial valuation of the plans, the Company selected the projected unit credit method, considering the plans' assets as of November 30, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), ratified by CVM, by Circular No. 01/02. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans' assets was made in accordance with the Company's actuarial liabilities, in relation to the total liabilities of the plan. The total recognized benefit plan obligations were R$144,178.

28. TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions with the controlling group, made under usual market conditions for this type of operation:

	Consolidated	
	06.30.02	03.31.02
Assets:		
Current assets	118,956	89,104
Trade account receivable	103,053	72,545
Other recoverable amounts	15,900	15,900
Other assets	3	659
Noncurrent assets	181,245	158,577
Amounts for capitalization	92,086	84,905
Other assets	89,159	73,672
Total assets	300,201	247,681
Liabilities:		
Current liabilities	1,818,736	1,964,628
Accounts payable	53,874	91,221
Loans and financing	824,291	1,034,009
Profit participation - interest on capital	784,251	784,251
Other accounts payable	1,902	3,488
Payable to related companies	154,418	51,659
Funds for capitalization	13	13
Long-term liabilities	7,709	77,916
Payable to related companies	2,579	77,916
Other liabilities	5,130	-
Total liabilities	1,826,458	2,042,557

	Six-month periods ended June 30	
	Consolidated	
	2002	2001
Statement of income:		
Income	12,143	2,040
Financial income	8,281	1,017
Other operating income	3,862	1,023
Costs and expenses	(396,880)	(150,958)
Cost of services provided	(8,777)	(24,975)
Selling	(58,290)	(50,550)
General and administrative	(54,424)	(38,874)
Financial expenses	(220,481)	(4,831)
Other operating expenses	(54,908)	(31,728)

Accounts receivable refer to receivables for telecommunications services, principally from Atento Brasil S.A., Telefônica Empresas S.A. and Terra Networks Brasil S.A.

Other recoverable amounts in current assets refer to advances made to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Emergia Brasil Ltda., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telerj Celular S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Telefônica Factoring do Brasil Ltda.

Loans and financing with related companies amount to R$824,291 and are composed by loans from:

a) Telefónica S.A., guaranteed by Telefónica Internacional S.A.:

Contract date	Maturity	Financial charges	Currency	Principal amount	R$ June 30, 2002
05.22.01	2002	102 of CDI (*)	R$	297,621	299,267
08.31.01	2002	LIBOR + 2.715 + 17.647 (income tax)	US$	12,000	34,288
05.22.01	2002	Exchange variation	US$	-	2,569
06.18.01	2002	Exchange variation	US$	-	123
Total					336,247

(*) Interbank deposits.

b) Telefónica Internacional S.A.:

Contract date	Maturity	Financial charges	Currency	Principal amount	R$ June 30, 2002
12.20.01	2002	LIBOR + 3.000 + 17.647 (income tax)	US$	171,304	488,044

In June 2002, part of the loans in U.S. dollars was renegotiated, changing one of the loans with Telefónica S.A. to an interest rate in Brazilian reais. The amount of the principal in foreign currency was renegotiated to an interest rate in local currency. As a consequence of the renegotiation, only the principal amount was converted to local currency; the accrued interest remains as interest payable in foreign currency.

After the renegotiation, Telefónica Internacional S.A. is no longer guaranteeing this loan.

Other payables in current and long-term liabilities are composed of amounts payable for consulting services and commissions with Telefónica Internacional S.A., telephone directory production services from Telefônica Publicidade e Informação Ltda., administrative services for accounting, financial, human resources, assets, logistics and computer technology from Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., voice communication and data services from Telefônica Empresas S.A. and call center services from Atento Brasil S.A.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

The cost of services provided and selling expenses refer mainly to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Financial expenses are represented principally by exchange rate variations and interests arising from the loans with Telefónica S.A. and with Telefónica Internacional S.A.

Other operating expenses refers to commissions on voice services and data communications rendered by Telefônica Empresas S.A.

29. COMMITMENTS

a) Capital Expenditures (*)

The capital expenditure budget for 2002, amounting to R$1,800,000, was approved by the Board of Directors, ratified at the Annual Shareholders' Meeting, in conformity with article 196 of Law No. 6,404/76, the second paragraph changed by Law No. 10,303 as of October 31, 2001.

Through June 30, 2002, R$907,833 was invested by the Company, including long-distance services and excluding donations. In the first semester of 2002, new commitments made for consolidated capital expenditures are:

	(Amounts in thousands)			
Year of	Contracted		Budgeted	
disbursement	R$	US$	R$	US$
2002	781,634	288,011	813,234	299,655

Selling exchange rate (source: Banco Central), June 2002 (from the closing exchange rate) of R$2.7139/US$.

(*) Not reviewed by independent public accountants.

b) ANATEL Commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company's performance at ANATEL's website: www.anatel.gov.br.

30. INSURANCE (*)

Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., through TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group's broker, presently analyses insurance coverage needs and makes research, contracts and manages all the insurance contracts for the Company, also performing risk and loss management.

The principal policies cover:

- Operating risks, covering physical damages and business interruption for the entire plant.
- General civil liability (RCG) and car fleet (RCF-V).
- ANATEL guarantee insurance.
- Other risks.
- Domestic and international freight.
- Group life insurance.
- Health insurance.

The policy of the Company and its subsidiaries, as well as of Group Telefónica, includes the maintenance of insurance coverage for all assets and responsibilities involving significant amounts and high risks based on management's judgment, following Telefónica S.A.'s corporate program guidelines.

(*) Not reviewed by independent public accountants.

31. FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.425% in Portugal Telecom. Additionally, the Company has a direct interest of 0.637% and an indirect interest of 0.2125% in that company, carried under the cost method. The investment, at market value, is based on the last quotation of June 2002 at the Lisbon Stock Exchange for Portugal Telecom, equivalent to 7.15 euros (8.53 euros in March 2002):

	Consolidated			
	06.30.02		03.31.02	
	Book value	Market value	Book value	Market value
Portugal Telecom - direct interest	75,362	161,444	75,362	138,157
Portugal Telecom - indirect interest through Aliança Atlântica	55,380	53,815	39,724	46,053
Total	130,742	215,259	115,086	184,210

The principal market risk factors that affect the Company's business are detailed below:

a) Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and related financial expenses. To reduce this type of risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company's indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. Swap operations were made to cover the future maturities of the debt in foreign currency, subject to LIBOR, and fixed or variable interest. Gains or losses on these operations are recorded in income. As of June 30, 2002, these transactions resulted in a consolidated gain of R$459,823, with an asset on that date of R$228,732 to recognize unrealized gains.

As of June 30 and March 31, 2002, the Company's net exposure to exchange rate risk, at book and market values, is as follows (loans from related companies excluded as of June 30):

	Consolidated			
	06.30.02		03.31.02	
	Book value	Market value	Book value	Market value
Loans and financing (i)	3,445,153	2,789,697	3,588,570	3,643,325
Asset position on swaps	2,828,274	2,660,412	2,554,802	2,613,696
Asset position on options	233,241	(ii)	563,017	
Net exposure	383,638		470,751	

(i) As a result of the renegotiation of the loans with related companies, in the presentation of net exposure on June 30, 2002, local currency loans in the amount of R$299,267 (Note 28) were not considered.

(ii) As of June 30, 2002, the Company had US$82,000,000 (US$242,304,000 as of March 31, 2002) of nominal amounts for various option operations - call spreads. On that date, the market value of the option operations was an asset of R$19,041 (R$8,177 as of March 31, 2002) in case the Company would decide to cancel, while the asset book value was R$32,468 (R$12,631 as of March 31, 2002). The Black & Scholes model was used in the valuation of options at market value.

The Company has swap transactions for assets and liabilities, of which US$126,701,000 of the liability transactions was due on July 1, 2002, at the selling exchange rate of June 28, 2002. From the financial point of view, in case this operation was considered in the balance sheet as of June 30, 2002, the Company would have 99.3% exchange rate protection on its obligations for loans and financing.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swap) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b) Interest Rate Risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the foreign market. The Company has derivatives contracts to reduce this risk at a book value of R$181,480, representing a market value of R$177,912, and the Company continually monitors market interest rates, aiming at evaluating the possible need for a derivative operation, so as to protect itself against the risk of volatility in these rates.

As of June 30, 2002, the Company had R$3,744,420 (R$3,588,570 as of March 31, 2002) in loans and financing, of which R$2,656,422 bore interest at fixed rates, R$788,731 bore interest at floating rates (LIBOR) and R$299,267 in local currency at the CDI rate. Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. The Company invests its excess cash as temporary cash investments of R$125,766 as of June 30, 2002 (R$131,332 as of March 31, 2002), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company's debt.

c) Debt Acceleration Risk

The Company's loan and financing agreements contain clauses that, if not complied with, allow the creditor to accelerate the maturities. The spin-off from Telebrás on May 22, 1998, and the privatization of the Company constituted an event of noncompliance with the contractually established obligations ("default"). As of June 30, 2002, the amount of R$881,764 (R$720,316 as of March 31, 2002) was in this situation. Although none of the creditors has so far requested the debt acceleration, it cannot be assured that the Company will obtain waivers or that the creditors will not enforce their rights regarding such noncompliance.

d) Credit Risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the indebtedness, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of June 30, 2002, the Company's customer portfolio had no subscribers whose receivables were, individually, higher than 1% of the total accounts receivable from services.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE
AS OF JUNE 30, 2002
(All amounts in millions of Brazilian reais)

	Six-month periods ended June 30		Change	
	2002	2001	R$	%
Gross operating revenue	6,418.8	5,714.4	704.4	12.3
Net operating revenue	4,750.6	4,245.4	505.2	11.9
Cost of services provided	(2,725.8)	(2,368.3)	(357.5)	15.1
Financial expense, net	(403.4)	(160.1)	(243.3)	152.0
Operating (expenses) income, net	(965.6)	(839.1)	(126.5)	15.1
Income from operations	655.9	877.9	(222.0)	(25.3)
Net income	395.3	532.5	(137.2)	(25.8)

1. Net operating revenue was R$4,750.6 for the first semester of 2002, compared to R$4,245.4 for the same period in 2001, an increase of R$505.2 or 11.9%. This increase was mainly due to an increase in the average plant in service of 11.8% and to the tariff adjustments in June 2001.

2. Cost of services provided increased 15.1% due to the increase in network expense (fixed/celullar traffic) and in depreciation costs (24.8%).

3. Net financial expense of R$403.4 for the first semester of 2002 reflected an increase of R$243.3 compared to the same period in 2001, due principally to the exchange rate variation on loans and financing from the U.S. dollar appreciation.

4. Income from operations decreased 25.3% compared to the same period in 2001, due to the U.S. dollar rate that on June 29, 2001 was R$2.3049 and on June 28, 2002 was R$2.8444 and to network interconnection cost increases.

5. Operating Data (*)

Main operating data:

	Unit	Through June 30 2002	Through June 30 2001	% of change
Installed lines and lines in installation	Lines	14,340,459	14,124,582	1.5
Lines in service	Lines	12,511,515	12,005,684	4.2
Public telephones	Lines	339,812	314,705	8.0
Local traffic:				
Local call pulses	Thousand pulses	17,763,441	15,993,150	11.1
Local call billed pulses	Thousand pulses	12,366,487	11,359,718	8.9

Each pulse is equal to two minutes.

(*) Not reviewed by independent public accountants.

6. Amounts paid to the Federal, State and Municipal governments, as taxes, were R$2,007.0, representing 31.3% of the gross operating revenue from telecommunications services.

	Six-month periods ended June 30			
	2002		2001	
	R$	%	R$	%
Value-Added Tax - VAT (State tax)	1,421.5	70.8	1,236.0	66.6
PIS (Federal tax on revenue)	41.7	2.1	37.0	2.0
COFINS (Federal tax on revenue)	192.4	9.6	170.8	9.2
Municipal service tax (ISS)	5.1	0.3	4.2	0.2
Federal VAT (IPI)	0.5	-	0.8	-
Social security contributions (INSS)	53.1	2.6	58.4	3.1
Income tax	154.3	7.7	202.8	10.9
Social contribution tax	55.6	2.8	73.5	4.0
Other taxes and contributions	82.8	4.1	74.4	4.0
Total	2,007.0	100.0	1,857.9	100.0

7. Expansion Plan and Investments

The Company and its subsidiaries signed, through June 30, 2002, contracts for the current year related to expansion projects and investments of R$781.6. The total budgeted for the period was R$813.2.

7.1. Market in the first semester of 2002:

7.1.1. Activation Fees

This period, the Company received 871,355 (468,333 in the second quarter of 2002) orders from customers for local telephone service.

7.1.2. Decrease in Fixed Terminals in Service

The number of terminals deactivated was 104,491 (65,282 in the second quarter of 2002) in the period, reducing the plant in service to 12,511,515 terminals.

7.1.3. Public Telephones

The number of public telephones decreased 2,941 in the period, reducing the plant in service to 339,812 public telephones in service.

8. ANATEL

8.1. Goals

The quality and universalization goals of the STFC are available at ANATEL's website: www.anatel.gov.br.

8.2. National and International Long-distance Operating Authorization

On April 25, 2002, ANATEL announced the authorization for the Company to operate national and international long-distance calls through the operator code 15.

Telesp becomes the first fixed line telecommunications services operator to receive this license, expanding its operating area to other states besides São Paulo, due to meeting the universalization goals in advance by more than two years.

On April 29, 2002, the authorization was suspended through a preliminary injunction against ANATEL, obtained by Empresa Brasileira de Telecomunicações S.A. - Embratel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Date: September 04, 2002

By ______________________

Name: Charles E. Allen
Title: Investor Relations Director

Telecomunicações de São Paulo S.A. – Telesp Quarterly Information for the Six-month Period Ended June 30, 2002 and Independent Auditor's Review Report